Exhibit 4.1

FIRST AMENDMENT TO NASDAQ STOCKHOLDERS’ AGREEMENT

THIS FIRST AMENDMENT TO NASDAQ STOCKHOLDERS’ AGREEMENT (this “Amendment”) is made as of December 14, 2022, among Nasdaq, Inc, a Delaware corporation (together with any successor entity thereto, “Nasdaq”) and Investor AB, a corporation organized under the laws of Sweden (“Investor AB”). Nasdaq and Investor AB are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used herein but not defined herein shall have the meanings given to such terms in the Nasdaq Stockholders’ Agreement (as herein defined).

WHEREAS:

(A)	The Parties entered into that certain Nasdaq Stockholders’ Agreement (the “Nasdaq Stockholders’ Agreement”) dated as of December 16, 2010.

(B)	The Parties hereto desire to amend the Nasdaq Stockholders’ Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the Parties hereby agree as follows:

1.	All references to “THE NASDAQ OMX GROUP, INC.” in the Nasdaq Stockholders’ Agreement shall be deleted and replaced with references to “Nasdaq, Inc.”

2.	The definition of “Cause” in Section 1.1(a) of the Nasdaq Stockholders’ Agreement is hereby deleted in its entirety and replaced with the following:

“Cause” means any Investor AB Board Designee’s: (i) conviction of, or guilty plea, to a felony charge (other than felonies related solely to automobile infractions, unless such designee is incarcerated as a result thereof) or (ii) fraudulent conduct or an intentional act or acts of dishonesty in the performance of his or her service as a director that is materially injurious to the financial condition, results of operations or business regulation of Nasdaq.

3.	Article II of the Nasdaq Stockholders’ Agreement is hereby amended to insert the following Section 2.3 immediately following Section 2.2 of the Nasdaq Stockholders’ Agreement:

Section 2.3 Trading Window. For so long as Investor AB shall be entitled to designate an Investor AB Board Designee pursuant to this Nasdaq Stockholders’ Agreement, Investor AB shall be subject to, and agrees to comply with, all insider trading policies and procedures applicable to members of the Board of Directors. If an Investor AB Board Designee is not a Representative of Investor AB, Nasdaq shall communicate the relevant provisions of such insider trading policies and procedures to Investor AB.

4.	Section 3.1(a) of the Nasdaq Stockholders’ Agreement is hereby deleted in its entirety and replaced with the following:

(a) For so long as Investor AB continues to beneficially own at least ten percent (10%) of the outstanding Shares, and subject to Section 5.3, Investor AB shall have the right to nominate one person reasonably acceptable to the Nominating & ESG Committee (or a successor committee serving such function) (the “Investor AB Board Designee”) as director to the Board of Directors. Nasdaq hereby agrees to (i) include the Investor AB Board Designee as a nominee to the Board of Directors on each slate of nominees for election to the Board of Directors proposed by management of Nasdaq, (ii) recommend the election of the Investor AB Board Designee to the shareholders of Nasdaq and (iii) without limiting the foregoing, otherwise use its reasonable best efforts (which shall include the solicitation of proxies) to cause the Investor AB Board Designee to be elected to the Board of Directors. Johan Torgeby shall be the Investor AB Board Designee until Nasdaq’s 2024 annual meeting of shareholders, or until his earlier death, resignation or removal in accordance with the terms of this Nasdaq Stockholders’ Agreement.

5.	Section 3.1(b) of the Nasdaq Stockholders’ Agreement is hereby deleted in its entirety and replaced with the following:

(b) Reserved.

6.	Section 3.1(c) of the Nasdaq Stockholders’ Agreement is hereby deleted in its entirety and replaced with the following:

(c) In the event that any Investor AB Board Designee for any reason ceases to serve as such during his or her term of office, to the extent Investor AB is entitled to designate an Investor AB Board Designee pursuant to this Section 3.1, the resulting vacancy on the Board of Directors shall be filled by a person designated by Investor AB and reasonably acceptable to the Nominating & ESG Committee (or a successor committee serving such function).

7.	Section 3.1(d) of the Nasdaq Stockholders’ Agreement is hereby deleted in its entirety and replaced with the following:

(d) Any Investor AB Board Designee may be removed for Cause at any time by a majority of the Board of Directors.

8.	Section 5.3(a) of the Nasdaq Stockholders’ Agreement is hereby deleted in its entirety and replaced with the following:

(a) The restrictions contained in Section 5.1 shall be reinstated as of the date hereof and shall terminate and shall cease to apply upon the earliest to occur of the following (the “Standstill Termination Date”): (i) Investor AB beneficially owning less than ten percent (10%) of the outstanding Shares; (ii) Nasdaq entering into a definitive agreement, which, if consummated, would result in a Change of Control; (iii) the consummation of a Change of Control; (iv) Investor AB informing Nasdaq that it no longer wishes to have an Investor AB Board Designee or (v) Nasdaq informing Investor AB that it does not intend to nominate or otherwise support an Investor AB Board Designee (or any successor director), in each case, in advance of Nasdaq’s annual meeting of shareholders for the respective year or such other special meeting of shareholders or other meeting of the Board of Directors at which an Investor AB Board Designee would otherwise be eligible for election or appointment to the Board of Directors.

9.	Section 5.3(b) of the Nasdaq Stockholders’ Agreement is hereby deleted in its entirety and replaced with the following:

(b) On the Standstill Termination Date, (x) if any Investor AB Board Designee is a member of the Board of Directors, then at the Board of Directors’ request such Investor AB Board Designee shall immediately resign from the Board of Directors and all committees thereof and (y) any rights of Investor AB under Section 3.1 of this Nasdaq Stockholders’ Agreement shall immediately and permanently terminate.

10.	Section 7.5 of the Nasdaq Stockholders’ Agreement is hereby deleted in its entirety and replaced with the following:

Section 7.5 Confidentiality. Each of the Parties shall, and shall cause its Affiliates to, keep confidential, disclose only to its Affiliates or Representatives and use only in connection with the transactions contemplated by this Nasdaq Stockholders’ Agreement all information and data obtained by them from the other Party or its Affiliates or Representatives relating to such other Party or the transactions contemplated hereby (other than information or data that (i) is or becomes available to the public other than as a result of a breach of this Section 7.5, (ii) was available on a non-confidential basis prior to its disclosure to or by one Party to another, or (iii) becomes available to one Party on a non-confidential basis from a source other than the other Party, provided that such source is not known by the receiving Party, after reasonable inquiry, to be bound by a confidentiality agreement with either of the non-receiving Parties or their Representatives and is not otherwise prohibited from transmitting the information to the receiving Party by a contractual, legal or fiduciary obligation), unless disclosure of such information or data is required by applicable law, regulation or stock market rules; provided that to the extent any Investor AB Board Designee does not constitute a Representative of Investor AB, the Investor AB Board Designee may share information with Investor AB to the same extent as a Representative.

11.

This Amendment amends solely the provisions of the Nasdaq Stockholders’ Agreement set forth herein and nothing in this Amendment is intended or shall be construed as amending or waiving any other terms or provisions of the Nasdaq Stockholders’ Agreement or any other rights of the Parties under the Nasdaq Stockholders’ Agreement. The Parties acknowledge that the Nasdaq Stockholders’ Agreement (as amended by this Amendment) is in full force and effect and is hereby confirmed and ratified in all respects. References in the Nasdaq Stockholders’ Agreement to the Nasdaq Stockholders’ Agreement shall mean the Nasdaq Stockholders’ Agreement as amended by this Amendment.

12.

This Amendment may be executed in any number of counterparts (including by electronic delivery), each of which will be an original with the same effect as if the signatures thereto and hereto were upon the same instrument. This Amendment shall become effective when each Party shall have received counterparts hereof signed by all of the other Parties.

13.

The enforceability and validity of this Amendment, the construction of its terms and the interpretation of the rights and duties of the Parties shall be governed by the laws of the State of New York, without regard to conflict of law principles thereof that would mandate the application of the laws of another jurisdiction.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first written above.

NASDAQ, INC.

/s/ John A. Zecca
Name: John A. Zecca Title: Executive Vice President, Chief Legal,
Risk and Regulatory Officer

INVESTOR AB

/s/ Petra Hedengran
Name: Petra Hedengran Title: General Counsel

/s/ Helena Saxon
Name: Helena Saxon Title: Chief Financial Officer

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